                                                                    EXHIBIT 99.1

                                                                       Amendment
                                                           [English Translation]
                                                                January 26, 2005


            AMENDMENT TO THE DISCLOSURE ON OVERSEAS ISSUANCE OF BONDS

1.   Subject to amendment : 6-K on Resolution on Overseas Issuance of Bonds

2.   Initial filing date of the 6-K : January 12, 2005

3. Reason for the amendment : Detailed conditions were finalized upon entering into the contracts on overseas issuance of bonds

4.   Details of amendment

                                                  Before                                     After
-------------------------------- -----------------------------------------   -------------------------------------------
5.   Interest Rate

     a.  Coupon rate             -                                           7.0% p.a.
-------------------------------- ----------------------------------------- -------------------------------------------
16.  Others                      a. The issuance No. was determined for      a. The issuance No. was determined for
                                 the purpose of the Company's internal       the purpose of the Company's internal
                                 bond management.                            bond management.

                                 b. The bonds to be issued will be used      b. The Korean won-denominated total face
                                 for general corporate purposes,             value stated above is calculated based on
                                 including the acquisition of Thrunet        the final mid-FX rate quoted a day prior
                                 Co., Ltd. and the repayment of the          to the BOD resolution (January 11, 2005)
                                 existing debts.                             and could change depending on the FX rate
                                                                             of the payment date.

                                 c. Total face value of the bonds to be      c. The above-mentioned subscription and
                                 issued will be determined considering       payment dates are by New York - Eastern
                                 market situations at the time of pricing    Time.

                                 -USD 500 million is the ceiling amount      d. The yield on the bonds to be issued is
                                 for the issuance.                           7.125% p.a..

                                 d. Interest rate : the yield of the
                                 U.S. Treasury with the same maturity +
                                 credit spread

                                 e. Maturity, subscription and payment
                                 dates are subject to change.

                                 f. The final mid-FX rate quoted a day prior to the BOD resolution (January 11, 2005)


                                 shall be applicable and subject to change.

                                 g. The Representative Director or
                                 anyone else designated by the
                                 Representative Director is authorized
                                 to :

                                 -determine the bond's total face value
                                 within the ceiling;

                                 -determine the final maturity date;

                                 -determine interest rates in
                                 consideration of market situations;

                                 -execute, deliver and amend, if
                                 necessary, various contracts, the
                                 Offering Circular and all other related
                                 documents and;

                                 -do other incidental matters concerning
                                 the issuance of the bond


5.   Amended disclosure


                    RESOLUTION ON OVERSEAS ISSUANCE OF BONDS

1. Class and issuance No. of bonds to be issued : 25th issuance of Senior Unsecured Notes

2.   Total face value of the bond to be issued :

     a.   Value in a foreign currency unit : up to USD 500,000,000

     b.   Value in KRW : 522,500,000,000

     c.   Exchange rate : KRW 1,045.00 per USD

3. Place of issuance : U.S.A. and Eurodollar markets (Refer to description of bond issuance)

4.   Purpose of the financing

     a.   Facility funds (KRW) : -

     b.   Operating funds (KRW) : -

     c.   Others (KRW) : 522,500,000,000

5.   Interest rate

     a.   Coupon rate : 7.0% p.a.

     b.   Yield to maturity : -

6.   Maturity date of bonds : February 1, 2012

7.   Payment method of the interests : semi-annually in arrears

8.   Payment method of the principal: bullet payment at maturity

9.   Description of bond issuance

     a.   144A offering to QIBs in the U.S.

     b. Public offering (Reg. S. offering) in the other countries (to be listed in Singapore Stock Exchange)

10.  Subscription date : January 25, 2005

11.  Payment date : February 1, 2005

12.  Lead manager : UBS and JPMorgan

13.  Name of the markets for the bonds' listing : Singapore Stock Exchange

14.  Date of the BOD resolution : January 12, 2005

15.  Attendance of outside directors

     a.   Outside director : Six out of six outside directors were present.

     b.   Audit Committee members who are not outside directors : none

16.  Others

     a. The issuance No. was determined for the purpose of the Company's internal bond management.

     b. The above-mentioned total face value is calculated based on the final FX rate quoted of a day prior to the BOD resolution (January 11, 2005) and could change according to the FX rate of the payment date.

     c. The above-mentioned subscription and payment dates are by New York - Eastern Time.

     d.   The yield on the bonds to be issued is 7.125% p.a..